                                                                    Exhibit 23.1

KPMG Peat Marwick LLP





                        INDEPENDENT AUDITORS' CONSENT


The Board of Directors
BancorpSouth, Inc.:


We consent to incorporation by reference in the Registration Statement (No. 2-88488) on Form S-8 of BancorpSouth, Inc. Salary Deferral - Profit Sharing Employee Stock Ownership Plan of our report dated May 25, 1995, relating to the statements of net assets available for plan benefits of BancorpSouth, Inc. Salary Deferral - Profit Sharing Employee Stock Ownership Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the three-years in the period ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 10-K, as amended on June 30, 1995, of BancorpSouth, Inc.



                           /s/ KPMG Peat Marwick LLP


Memphis, Tennessee
June 27, 1995